UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

YOUBLAST GLOBAL, INC.
(Name of Issuer)

Common Stock, par value $.003 per share
(Title of Class of Securities)

987415106
(CUSIP Number)

Philmore Anderson III 208 Common Street Watertown, MA 02742 617-926-0466
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 987415106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philmore Anderson III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER 785,333 shares
NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED
EACH REPORTING BY		1,425,000 shares
PERSON WITH	9	SOLE DISPOSITIVE POWER
785,333 shares
	10	SHARED DISPOSITIVE POWER
1,425,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,210,333 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.28% (Based on shares of Common Stock issued and outstanding as of November 5, 2008)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $0.003 per share of YouBlast Global, Inc., and amends and supplements the information set forth below of the Schedule 13D previously filed by Philmore Anderson III on November 17, 2008 (the “Original Filing”). Unless otherwise indicated, capitalized terms used herein without definitions have the meanings assigned to them in the Original Filing.

Item 3. Source and Amount of Funds or Other Considerations

On January 28, 2010, Philmore Anderson III was issued 333,333 shares of common stock for services.

Item 5. Interest in Securities of the Issuer

Philmore Anderson III beneficially owns 2,210,333 shares of Common Stock of the Issuer (including 1,425,000 shares owned by BPA Associates, LLC, a company owned by Mr. Anderson’s wife), which in aggregate represents 6.28% of the Issuer’s Common Stock, based on 35,191,709 shares of Common Stock issued and outstanding as of June 25, 2010.  Philmore Anderson III has the sole power to vote or direct the vote, and to dispose or direct the disposition of the 785,333 shares owned directly by him, and has shared power to vote or direct the vote, and to dispose or direct the disposition of the 1,425,000 shares owned by BPA Associates, LLC.

Except as set out above, Mr. Anderson has not effected any other transaction in any securities of the Issuer in the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2010
/s/ Phimore Anderson III

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